Exhibit 17.1	Correspondence on Departure of Director.

April 15, 2008

Proton Laboratories Inc.
980 Atlantic Avenue, Suite 110
Alameda CA 94501

Attn: Edward E. Alexander CEO/Chairman

Dear Sirs:

We, the undersigned, hereby, tender our resignations as Directors of Proton
Laboratories Inc, effective immediately.

Our resignations are primarily the result of the CEO of the Company issuing himself 4.25m shares, without authority, and against the wishes of the majority of the Directors of the Board.

This primary reason is added to by a general attitude by the CEO of “going it alone” without the appropriate communications to the Directors and seeking their authority for decisions that he has and continues to make. Simply, for the most part, we do not know anything about the current activities of the Company and decisions being made without Board approval. Also of concern is the fact that the CEO has failed to put in place D & O Insurance which was a prerequisite for the undersigned becoming Members of the Board.

Please inform the appropriate authorities with respect to our resignations and copy ourselves with respect to same.

Sincerely,

/s/  Jed A. Astin
Jed A. Astin

/s/ Greg Darragh
Greg Darragh

/s/  Don Gallego
Don Gallego